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                                July 14, 2021

       Charles Gillespie
       Chief Executive Officer
       Gambling.com Group Ltd
       22 Grenville Street
       St. Helier, Channel Islands of Jersey JE4 8PX

                                                        Re: Gambling.com Group
Ltd
                                                            Amendment No. 2 to
Form F-1
                                                            Filed July 12, 2021
                                                            File No. 333-257403

       Dear Mr. Gillespie:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Form S-1 Amendment No. 2 filed July 12, 2021

       Recent Developments, page 9

   1. We note your statement in your disclosure that your "actual results may differ materially from these estimates
due..." If you choose to disclose preliminary results, you should be able to assert that the
actual results are not expected to differ materially from that reflected in the preliminary
results. Accordingly, please remove this statement, as it implies that investors should not
rely on the information presented.
 Charles Gillespie
FirstName  LastNameCharles
Gambling.com   Group Ltd Gillespie
Comapany
July       NameGambling.com Group Ltd
     14, 2021
July 14,
Page  2 2021 Page 2
FirstName LastName
       You may contact Erin Jaskot at 202-551-3442 or Scott Anderegg at 202-551-3342 if you
have questions regarding our comment.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services